82-34854

# Regulatory Announcement

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| | |
|---|---|
| Company | C&C Group Plc |
| TIDM | CCR |
| Headline | Brochure of Particulars |
| Released | 10:26 06-Jul-05 |
| Number | 5505O |







05009711

## Brochure of Particulars

SUPPL

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 2,922,486 Ordinary Shares of nominal value Euro 0.01 each in the capital of C&C Group plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading. These shares have been allotted pursuant to the Scrip Dividend scheme in respect of the final dividend for the year-ended 28th February 2005. Such admission is expected to become effective and dealings to commence in these shares on 11th July 2005.

ENDS.

Enquiries:
Noreen O'Kelly
Secretary
Phone: + 353 1 616 1103



END

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dlw 7/14

## Regulatory Announcement

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| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | AGM Statement |
| **Released** | 12:15 08-Jul-05 |
| **Number** | 6578O |

**8 July, 2005**

# C&C GROUP PLC

# AGM Statement

**Dublin, London, 8 July, 2005:** C&C Group plc ('C&C' or the 'Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today issued the following Chairman's statement at the company's AGM held at the Berkeley Court Hotel, Lansdowne Road, Dublin 4.

"C&C is pleased to report that overall performance for the first four months of its current financial year is in line with our expectations. This supports the Board's belief that the Group's 2005/6 financial outcome will be in line with its current guidance which is for earnings to broadly match 2004/5.

Strategically, C&C's focus is to invest for sustainable growth opportunities presented by Bulmers in Ireland, Magners in the UK and Tullamore Dew internationally. In the fiscal year to date C&C has achieved good results from each element of this strategy. A key feature of the Group's plan for 2005/6 is Magners roll out in the greater London area. This commenced in March 2005 and is progressing satisfactorily.

Positive consumer sentiment in Ireland has not yet been reflected in the soft drinks and snacks markets and the Group remains focused on reducing costs and enhancing efficiencies in these businesses. As part of this programme, C&C recently announced the closure of its Coolock crisps facility in Dublin which will result in enhanced operating margins in 2006/7.

The proposed acquisition of Allied Domecq by Pernod Ricard will involve change to the international distribution of C&C's Spirits & Liqueur brands and is also likely to result in some or all of the agreements for C&C's distribution of Allied Domecq brands in Ireland not being renewed when they expire on 31 January 2006.

The Group is currently assessing the range of options for the international distribution of its Spirits & Liqueur brands and while there may be a short-term impact during the transition to alternative distributors, C&C is confident of its ability to put in place satisfactory alternative arrangements. C&C 's strong distribution organisation should be a positive factor in any brand re-alignment which takes place in Ireland.

C&C is committed to enhancing shareholder value in the years ahead. The increased investment behind its key brands in the current financial year should establish the basis for solid and sustainable medium term growth.

The Group will issue a first half pre-close period trading statement on August 31 2005."

ENDS

| Investors and analysts | Irish Media | International Media |
|---|---|---|
| Mark Kenny or Jonathan Neilan<br>K Capital Source<br><br>Tel: +353-1- 631 5500<br>Email : c&cgroup@kcapitalsource.com | Paddy Hughes or Ann-Marie Curran<br>Drury Communications<br><br>Tel: +353 1 260 5000<br>Email: phughes@drurycom.com | Edward Orlebar<br>Finsbury Group<br><br>Tel: +44 20 7251 3801<br>Email: edward.orlebar@finsbury.com |

END

# Regulatory Announcement

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| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Result of AGM |
| **Released** | 15:35 08-Jul-05 |
| **Number** | 6895O |

## C&C GROUP PLC

## RESULT OF ANNUAL GENERAL MEETING

The Directors of the Company wish to announce that each of the resolutions proposed at the Annual General Meting of the company held on Friday, 8th July 2005 were passed. The full text of each resolution was included in the notice of the Annual General Meeting of C&C Group plc circulated to shareholders on 2nd June 2005.

ENDS.

Enquiries:
Noreen O'Kelly
Company Secretary
Phone: + 353 1 616 1103

END

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# Regulatory Announcement

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| | |
|---|---|
| **Company** | C&C Group Plc |
| **TIDM** | CCR |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 14:24 12-Jul-05 |
| **Number** | 7866O |

Irish Stock Exchange
Anglesea Street
Dublin 2

London Stock Exchange
Paternoster Square
London

Dear Sirs,



**C&C Group plc**
**Directors' and Secretary's interests in shares**

We hereby give you notice of the following changes to Directors' and Secretary's shareholdings as a result of the scrip dividend on 11th July 2005:

| **Name** | **Scrip shares acquired** | **Balance at 11th July 2005** | **Percentage owned** |
|---|---|---|---|
| Brendan Dwan | 19,006 | 1,039,005 | 0.33% |
| Brendan McGuinness | 21,885 | 1,196,395 | 0.37% |
| James Muldowney | 5,610 | 306,683 | 0.09% |
| Breege O'Donoghue | 744 | 40,744 | - |
| Maurice Pratt | 6,690 | 1,000,000 | 0.31% |
| Noreen O'Kelly (Secretary) | 2,440 | 133,400 | 0.04% |

All shares were acquired at the scrip price of Euro3.22.

The total number of ordinary shares in issue following the scrip dividend is 324,052,889.

Yours faithfully,

**Noreen O'Kelly**
**Group Company Secretary**
Tel: +353 1 616 1103

END

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